UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

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            Under the Securities Exchange Act of 1934

                       (Amendment No. 5 )*


                         Toastmaster Inc.
                         (Name of Issuer)

                  Common Stock - $.01 par value
                  (Title of Class of Securities)

                           888791 10 0
                          (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               13G

CUSIP No.      888791 10 0                   Page 2 of 6 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert H. Deming
          # ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]

     Not Applicable                                    (b)  [  ]

  3       SEC USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen

NUMBER OF SHARES    5    SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING   6    SHARED VOTING POWER
PERSON WITH                   3,718,379
                    7    SOLE DISPOSITIVE POWER
                              0
                    8    SHARED DISPOSITIVE POWER
                              1,354,593

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,718,379

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*               Not Applicable

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          49.3%

 12  TYPE OF REPORTING PERSON*
          IN

              * SEE INSTRUCTION BEFORE FILLING OUT!

                               13G

CUSIP No.      888791 10 0                   Page 3 of 6 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Beverly A. Deming
          # ###-##-####
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]

     Not Applicable                                    (b)  [  ]
  3       SEC USE ONLY


  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen

NUMBER OF SHARES    5    SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING   6    SHARED VOTING POWER
PERSON WITH                   1,354,593
                    7    SOLE DISPOSITIVE POWER
                              0
                    8    SHARED DISPOSITIVE POWER
                              1,354,593

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,354,593

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*               Not Applicable

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          18.0%

 12  TYPE OF REPORTING PERSON*
          IN

              * SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1:

          (a)  Name of Issuer:  Toastmaster Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               1801 North Stadium Boulevard
               Columbia, Missouri  65202

ITEM 2:

          (a) Name of Person Filing: This Schedule 13G is filed pursuant to Rule 13d-1(c) of the Securities and Exchange Act of 1934, as amended (the "Act"). It is filed in conformity with Rule 13d-1(f)(1) of the Act as a joint filing by the following persons: Robert H. Deming and Beverly A. Deming.

          (b)  Address of Principal Business Office or, if none,
               Residence:

               The business address for Robert H. Deming and Beverly A. Deming is 1801 North Stadium Boulevard,
               Columbia, Missouri 65202.

          (c)  Citizenship:  Robert H. Deming and Beverly A.
               Deming are United States citizens.

          (d) Title of Class of Securities: Common stock, par value $.10 per share.

          (e)  CUSIP No.:  888791 10 0

ITEM 3:

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable

ITEM 4:   Ownership (as of December 31, 1997)

          (a) Amount beneficially owned: Robert H. Deming and his wife Beverly A. Deming share beneficial ownership of 127,684 shares of Toastmaster common stock owned of record by Mr. Deming, 360,445 shares of Toastmaster common stock owned of record by Mrs. Deming, 866,464 shares of Toastmaster common stock owned of record by Mrs. Deming as trustee for the benefit of various Deming family members, and 45,000 shares of Toastmaster common stock owned of record by a charitable foundation established by the Deming family. Mr. and Mrs.
               Deming share voting and investment power with respect to these shares and share voting power with respect to 1,354,593 of these shares pursuant to the terms of a Stockholders' Agreement, as described below. Mr. Deming may also be deemed the beneficial owner of 2,318,786 shares of Toastmaster common stock, as to which he shares voting power with the beneficial owners thereof pursuant to the terms of a Stockholders'
               Agreement.  Pursuant to the Stockholders'
               Agreement, Mr. Deming has been granted the irrevocable proxies to vote the shares of the parties to the Stockholders' Agreement in the election of directors at any and all stockholders' meetings, subject to certain limitations. The proxies are irrevocable until May 16, 1999.

          (b)  Percent of class:

               1. The shares identified in paragraph (a) above as being beneficially owned by Robert H. Deming represent 49.3% of the 7,539,450 shares outstanding on December 31, 1997.

               2. The shares identified in paragraph (a) above as being beneficially owned by Beverly A. Deming represent 18.0% of the 7,539,450 shares outstanding on December 31, 1997.

          (c)  Number of shares of which such person has:

                        (i)   sole power to vote or to direct the vote:
                    1.   0 shares with respect to Robert H.
                         Deming;
                    2.   0 shares with respect to Beverly A.
                         Deming.

                       (ii)   shared power to vote or to direct the vote:
                    1.   3,718,379 shares with respect to Robert
                         H. Deming.
                    2.   1,354,593 shares with respect to Beverly
                         A. Deming.

                      (iii)   sole power to dispose or to direct the
                              disposition of:
                              1.   0 shares with respect to Robert H.
                                   Deming.
                    2.   0 shares with respect to Beverly A.
                         Deming.

                       (iv) shared power to dispose or to direct the disposition of:
                              1.   1,354,593 shares with respect to Robert
                                   H. Deming.
                    2.   1,354,593 shares with respect to Beverly
                         A. Deming.

ITEM 5:   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

ITEM 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.

ITEM 8:   Identification and Classification of Members of the
          Group.

          Not applicable.

ITEM 9:   Notice of Dissolution of Group.

          Not applicable.

ITEM 10:  Certification.

          Not applicable.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998
                              /s/  Robert H. Deming
                              Robert H. Deming

                              /s/  Beverly A. Deming
                              Beverly A. Deming